Simpson Thacher & Bartlett LLP
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TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number 202-440-2526	E-mail Address jonathan.corsico@stblaw.com

October 10, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Anu Dubey, Chad Eskildsen

Re:	New Mountain Guardian III BDC, L.L.C.
Preliminary Consent Solicitation Statement on Schedule 14A
Dear Ms. Dubey and Mr. Eskildsen:
On behalf of New Mountain Guardian III BDC, L.L.C. (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) the Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above referenced preliminary consent solicitation statement on Schedule 14A initially filed by the Fund with the SEC on September 9, 2024 (the “Initial Filing”) and as amended by the Pre-Effective Amendment No. 1 sent to the SEC by e-mail on September 26, 2024 (“Amendment No. 1”) and the Pre-Effective Amendment No. 2 sent to the SEC by e-mail on October 8, 2024 (“Amendment No. 2” and, together with the Initial Filing, Amendment No. 1 and Amendment No. 3, the “Consent Solicitation Statement”) and are providing the following responses to comments received by telephone from the Staff on October 10, 2024. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.
Accounting Comments
1.Comment: With respect to the “Estimated annual expenses” table in the section entitled “Comparative Fees and Expenses Related to the Merger”, please revise the fee table to disclose the incentive fee amount in the projected column for NEWCRED as zero, given NEWCRED is newly formed and does not yet have any operating history.
Response: In response to the Staff’s comment, the Fund has revised the “Estimated annual expenses” table and corresponding footnote 5 as shown below. The revised disclosure is identified with bold underlined or ~~bold struck-through~~ text.

Securities and Exchange Commission	October 10, 2024

	Projected for Fiscal Year 2025	Estimated as of June 30, 2024	Pro Forma
Estimated annual expenses (as a percentage of net assets attributable to common shares (2))	NEWCRED (acquiring fund)(3)	Company (target fund)	NEWCRED (surviving fund)
Base management fees (4)	1.25%	1.25%	1.25%
Incentive fees (5)	— ~~1.81~~%	2.36%	1.81%
Interest payments on borrowed funds (6)	7.59%	6.48%	6.41%
Other expenses (7)	0.59%	0.55%	0.52%
Acquired fund fees and expenses	—%	—%	—%
Total annual expenses	9.43 ~~11.24~~%	10.64%	9.99%
(5)NEWCRED’s incentive fee consists of two parts: (i) a portion based on NEWCRED’s pre-incentive fee net investment income returns (the “NEWCRED Income-Based Fee”) and (ii) a portion based on the net capital gains received on NEWCRED’s portfolio of securities on a cumulative basis for each calendar year, net of all realized capital losses and all unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fee (the “NEWCRED Capital Gains Fee”). The NEWCRED Income-Based Fee is 12.50% of pre-incentive fee net investment income with a 5.00% hurdle rate. The NEWCRED Capital Gains Fee is 12.50%. The first part of the incentive fee, the NEWCRED Income-Based Fee, is calculated and payable quarterly in arrears based on the pre-incentive fee net investment income for the immediately preceding calendar quarter and is 12.50% of the amount, if any, by which the pre-incentive fee net investment income for the immediately preceding calendar quarter, expressed as a rate of return on the value of NEWCRED’s net assets (defined as total assets less senior securities constituting indebtedness and preferred shares) at the end of the immediate preceding calendar quarter for which such fees are being calculated, exceeds a 1.25% (which is 5.00% annualized) hurdle rate, subject to a “catch-up” provision, pursuant to which NMFA receives 100% of the pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.43% (5.72% annualized). The second part of the incentive fee, the NEWCRED Capital Gains Fee, is calculated and payable in arrears as of the end of each calendar year (or upon termination of the NEWCRED Investment Advisory Agreement, as of the termination date) and equals 12.50% of NEWCRED’s aggregate realized capital gains on a cumulative basis from inception through the end of each calendar year, computed net of aggregate realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. NEWCRED has not commenced its investment activities as of the date of this Consent Solicitation. Therefore, no incentive fee has been included in the projected column for NEWCRED. ~~The NEWCRED incentive fees have been calculated in a manner consistent with the NEWCRED Investment Advisory Agreement.~~
The Company’s incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of the Company’s income (the “Company Income Incentive Fee”) and a portion is based on a percentage of the Company’s capital gains (the “Company Capital Gains Fee”), each as described below. The Company Income Incentive Fee is 15.00% of pre-incentive fee net investment income with a 7.00% hurdle rate. The Company Capital Gains Fee is 15.00%. The portion based on the Company Income Incentive Fee is based on pre-incentive fee net investment income (“Company Pre-Incentive Fee Net Investment Income”), which means interest income, dividend income and any fee income (including any other fees (other than fees for providing managerial assistance), such as upfront, amendment, commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the management fee, expenses payable under the administration agreement, and any interest expense and distributions paid on any issued and outstanding preferred units, but excluding the incentive fee). Company Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that the Company has not yet received in cash. Company Pre-Incentive Fee Net Investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Company Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of Unitholders’ capital at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.75% per quarter (7.00% annualized). The fees that are payable under the Investment Management Agreement for any partial period will be appropriately prorated. The Company will pay NMFA an incentive fee quarterly in arrears with respect to the Company Pre-Incentive Fee Net Investment Income, as more fully described in the section entitled “Incentive Fee on the Pre-Incentive Fee Net Investment Income” in Part 1, Item I of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The second component of the incentive fee is the Company Capital Gains Fee. The Company will pay NMFA an incentive fee with respect to the Company’s cumulative realized capital gains computed net of all realized capital losses and unrealized capital depreciation since inception (“Company Cumulative Net Realized Gains”) based on the waterfall described more fully in the section entitled “Incentive Fee on Capital Gains” in Part 1, Item I of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. Upon the termination of the Investment Management Agreement, NMFA will be required to return incentive fees to the Company to the extent that: (i) NMFA has received cumulative incentive fees in excess of 15.0% of the sum of (A) the Company’s cumulative distributions other than return of capital contributions and (B) the cumulative incentive fees paid to NMFA; or (ii) Unitholders have not received a 7.00% cumulative internal rate of return; provided that in no event will such restoration be more than the incentive fees received by NMFA.
See “Business - Investment Management Agreement; Management Fees” in Part 1, Item I of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for additional detail regarding the calculation of the Company’s incentive fee.

Securities and Exchange Commission	October 10, 2024
2.Comment: With respect to the “Example” table in the section entitled “Comparative Fees and Expenses Related to the Merger”, the Staff notes that it would have expected the amounts set forth in the fourth row of the table to be slightly higher than the amounts set forth in the second row of the table. Please confirm whether the amounts set forth in these rows are correct.
Response: In response to the Staff’s comment, the Fund has revised the “Example” table in the section entitled “Comparative Fees and Expenses Related to the Merger” as shown below. The revised disclosure is identified with bold underlined or ~~bold struck through~~ text.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment:
The Company, assuming a 5% annual return (assumes no return from net realized capital gains or net unrealized capital appreciation)	$83	$239	$385	$703
NEWCRED, assuming a 5% annual return (assumes no return from net realized capital gains or net unrealized capital appreciation)	$94	$269	$427	$760
The Company, assuming a 5% annual return (assumes return entirely from realized capital gains and thus subject to the capital gain incentive fee)	$89	$254	$406	$733
NEWCRED, assuming a 5% annual return (assumes return entirely from realized capital gains and thus subject to the capital gain incentive fee)	$100 ~~$94~~ 	$284 ~~$268~~	$448 ~~$423~~	$786 ~~$742~~
Pro forma combined company following the Merger
You would pay the following expenses on a $1,000 investment:
Assuming a 5% annual return (assumes no return from net realized capital gains or net unrealized capital appreciation)	$82	$234	$377	$691
Assuming a 5% annual return (assumes return entirely from realized capital gains and thus subject to the capital gain incentive fee)	$88	$252	$403	$728
Legal Comments
3.Comment: Please confirm to the Staff that there is no other agreement in place that governs the Rollover Transaction that should otherwise be attached as an exhibit to the Consent Solicitation Statement.
Response: In response to the Staff’s comment, the Fund respectfully confirms that no agreement will govern the Rollover Transaction other than the Subscription Agreements for a private offering that will be completed by the participating Unitholders and returned to NEWCRED.
4.Comment: With respect to the Q&A that reads, “What is required in order for the Merger Proposal to pass?”, please revise the Q&A to include a reference to the applicable 1940 Act voting standard.
Response: In response to the Staff’s comment, the Fund has revised the Q&A to instead read, “Unitholders holding 50% or more of the Company Units that are issued and outstanding must approve (i) the Merger Agreement and the Merger (pursuant to Section 18-209 of the Delaware

Securities and Exchange Commission	October 10, 2024
LLC Act) and (ii) the Merger and the Rollover Transaction, taken together (pursuant to Rule 17a-8 of the 1940 Act using the voting standard set forth in Section 2(a)(42) thereunder)”.
5.Comment: With respect to the first paragraph in the section entitled “Comparative Fees and Expenses Relating to the Merger”, please clarify the meaning of “footing differences”.
Response: In response to the Staff’s comment, the Fund respectfully notes that the values set forth in the “Estimated annual expenses” table were revised slightly in Amendment No. 2, and the estimated amounts in each column now equal the corresponding amounts in the “Total annual expenses” row. The Fund has removed the sentence in the first paragraph of the section referencing “footing differences” to avoid any confusion.

Please call Benjamin Wells at 212-455-2516, Kenneth Burdon at 617-778-9001 or me at 202-440-2526 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Jonathan L. Corsico
Jonathan L. Corsico

cc:	Benjamin Wells, Simpson Thacher & Bartlett LLP Kenneth Burdon, Simpson Thacher & Bartlett LLP
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